Microsoft Word 11.0.5604;


                    [Letterhead of Vision Energy Group, Inc.]






MR. H. ROGER SCHWALL
DIVISION OF CORPORATE FINANCE
Per Jennifer Goeken
Securities Exchange Commission
450 Fifth Sreet N.W., Stop 04-05
Washington, D.C. 20549

4/8/05

Dear Jennifer,

RE: your letter dated 3/29/05

Thank you for the comments sent to us dated March 29, 2005. We appreciate your assistance with our compliance reporting and disclosure requirements.

The Company notes point (1) and reports compliance.

The Company acknowledges responsibility for the adequacy and accuracy of the disclosure in our filings.

The Company acknowledges that any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect our filings.

The Company acknowledges they may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Cordially,


-----------------------
Russell L. Smith
President, CEO
Vision Energy Group, Inc.